May 3, 2012
Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Mr. William H. Thompson Accounting Branch Chief
Re:	Oakridge International Corporation (the "Company" or "Oakridge") Form 10-K/A for Fiscal Year Ended June 30, 2011 Filed April 11, 2012 Response dated April 11, 2012 File No. 333-152312
Dear Mr. Thompson,

We would like to request for an extension for replying your letter, dated April 19, 2012, in regard to your comments on the above captioned matters, until May 31, 2012.

The reason for such request is that our auditor would like to have sufficient time for them to review the report to determine the amendment required, if any.

Your favorable response to our request is appreciated.
For and on behalf of Oakridge International Corporation /s/ Xiong XU ________________________________ Xiong XU Chief Executive Officer
c.c.	Mr. Robyn Mauel - Staff Accountant
Suite 1609, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel: +206 309-2235 Fax: +702 948-5779